

April 10, 2015

Via E-mail
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

> **Re: Ashford Hospitality Trust, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 6, 2015 by UNITE HERE**
> **File No. 001-31775**

Dear Ms. Fueser:

We have reviewed your filing and have the following comments.

General

1.   At the forefront of the proxy statement, please succinctly outline each of the separate matters for which you are soliciting proxies.

2.   We note your response to prior comment 3. Footnote 1 does not appear to reference specific bylaw provisions. Please revise to clarify the specific bylaw provisions with which you believe you have substantially complied.

IV. Proxy Voting

3.   Disclosure indicates that shareholders "may be giving management discretion to vote against" Unite Here proposals by executing the company's proxy card. Please note the following disclosure in the company's preliminary proxy statement: "We do not intend to take a stockholder vote on [Unite Here] proposals nor do we intend to solicit proxies against the proposals or use the discretionary authority granted to our proxies to vote against these proposals." Please revise your disclosure to remove any inference that management will use discretion to vote against Unite Here proposals.

4.   We note your recommendation that shareholders vote against the company's nominees for the board of trustees. Please supplement your disclosure within the proxy statement to succinctly explain the reasons for your recommendation. In revising your disclosure, please be mindful of Rule 14a-9, Note b.

You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Andrew Kahn, Esq.
Davis Cowell & Bowe LLP